FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 9 TO

ANNUAL REPORT

of

PROVINCE OF BRITISH COLUMBIA

(Canada)

(Name of Registrant)

Date of end of fiscal year to which the Annual Report relates: March 31, 2024

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which	Names of Exchanges
	Registration is Effective	on Which Registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Tom Clark

Consul General of Canada

466 Lexington Avenue, 20th Floor

New York, New York 10017

Copies to

Jason R. Lehner	Ministry of Finance
A&O Shearman	Provincial Treasury
Commerce Court West	Debt Management Branch
199 Bay Street	620 Superior Street
Suite 4405	P.O. Box 9423, Stn Prov Govt
Toronto, Ontario	Victoria, British Columbia
M5L 1E8	V8W 9V1
(416) 360-2974	(778) 698-5908

*The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF BRITISH COLUMBIA

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report (the "Annual Report") for the fiscal year ended March 31, 2024 on Form 18-K as set forth below:

The following additional exhibit is added to the Annual Report:

Exhibit 99.15	First Quarterly Report, September 2025, Fiscal Plan Update 2025/26 – 2027/28, 2025/26 Economic Outlook and Financial Forecast & Three Month Results April – June 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Victoria, British Columbia, Canada, on the 16th day of September, 2025.

PROVINCE OF BRITISH COLUMBIA
(Name of registrant)

By:	/s/ Jason Lewis
Name:	Jason Lewis
Title:	Director, Capital Markets
Debt Management Branch
Provincial Treasury
Ministry of Finance

EXHIBIT INDEX

Exhibit 99.15	First Quarterly Report, September 2025, Fiscal Plan Update 2025/26 – 2027/28, 2025/26 Economic Outlook and Financial Forecast & Three Month Results April – June 2025